Rule 424(b)(3)
Registration No. 333-132201

Pricing Supplement dated October 12, 2006
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Cascading Floating Rate Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PZQ2

Principal Amount (in Specified Currency): $10,000,000
Issue Price: 100%
Trade Date: October 12, 2006
Original Issue Date: October 24, 2006
Stated Maturity Date: October 24, 2016

Initial Interest Rate: 8.50%
Interest Rate: See "Additional Terms of the Notes"
Interest Payment Period: Quarterly
Interest Payment Dates: The 24th of January, April, July and October of each year, commencing January 24, 2007

Net Proceeds to Issuer: 100%
Agent's Discount or Commission: See "Plan of Distribution"
Agent: Merrill Lynch, Pierce, Fenner & Smith Incorporated
Agent's Capacity: Principal

Calculation Agent: Merrill Lynch Capital Services

Day Count Convention: 30/360
Business Day Convention: Following

Redemption: TMCC has the right to redeem the Notes in whole at par on the Redemption Dates and subject to the Notice of Redemption
Redemption Dates: The 24th of January, April, July and October of each year, commencing October 24, 2007
Notice of Redemption: Not less than 10 calendar days prior to a Redemption Date

Repayment: Not Applicable
Optional Repayment Date(s): Not Applicable
Repayment Price: Not Applicable

Original Issue Discount: Yes
Total Projected Contingent OID: $5,978,207.55
Yield to Maturity: Contingent
Initial Accrual Period: October 24, 2006 to but excluding October 25,
2006

Specified Currency: U.S. dollars
Minimum Denominations: $100,000
Form of Note: Book-entry only


ADDITIONAL TERMS OF THE NOTES

Interest

       The Notes will bear interest from and including the Original Issue Date to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, an "Interest Calculation Period") at a rate equal to the greater of (i) 0.00%, or (ii) the following:

       Interest Calculation
       Period Commencing	Applicable Interest Rate

       October 24, 2006		8.50%
       January 24, 2007		8.50%
       April 24, 2007		8.50%
       July 24, 2007		8.50%
       October 24, 2007		8.50% + 10-Year CMT Rate - 4.75%
       January 24, 2008		Previous Rate + 10-Year CMT Rate - 4.85%
       April 24, 2008		Previous Rate + 10-Year CMT Rate - 5.125%
       July 24, 2008		Previous Rate + 10-Year CMT Rate - 5.25%
       October 24, 2008		Previous Rate + 10-Year CMT Rate - 5.50%
       January 24, 2009		Previous Rate + 10-Year CMT Rate - 5.50%
       April 24, 2009		Previous Rate + 10-Year CMT Rate - 5.50%
       July 24, 2009		Previous Rate + 10-Year CMT Rate - 5.875%
       October 24, 2009		Previous Rate + 10-Year CMT Rate - 5.875%
       January 24, 2010		Previous Rate + 10-Year CMT Rate - 5.875%
       April 24, 2010		Previous Rate + 10-Year CMT Rate - 5.875%
       July 24, 2010		Previous Rate + 10-Year CMT Rate - 5.875%
       October 24, 2010		Previous Rate
       January 24, 2011		Previous Rate
       April 24, 2011		Previous Rate
       July 24, 2011		Previous Rate
       October 24, 2011		Previous Rate
       January 24, 2012		Previous Rate
       April 24, 2012		Previous Rate
       July 24, 2012		Previous Rate
       October 24, 2012		Previous Rate
       January 24, 2013		Previous Rate
       April 24, 2013		Previous Rate
       July 24, 2013		Previous Rate
       October 24, 2013		Previous Rate
       January 24, 2014		Previous Rate
       April 24, 2014		Previous Rate
       July 24, 2014		Previous Rate
       October 24, 2014		Previous Rate
       January 24, 2015		Previous Rate
       April 24, 2015		Previous Rate
       July 24, 2015		Previous Rate
       October 24, 2015		Previous Rate
       January 24, 2016		Previous Rate
       April 24, 2016		Previous Rate
       July 24, 2016		Previous Rate

       "Previous Rate" means the interest rate with respect to the preceding Interest Calculation Period.

       "10-Year CMT Rate" means the rate, expressed as a percentage, calculated with respect to U.S. Treasury securities with an original period to maturity of 10 years, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page (rounded to the nearest third decimal place (one thousandth of a percentage point)) as of 11:00 a.m., New York City on the applicable Interest Determination Date; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 10-Year CMT Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

       "Interest Determination Date" means the second New York Business Day (as that term is defined in the Prospectus Supplement) preceding the first day of each applicable Interest Calculation Period.

       Notwithstanding anything to the contrary in the Prospectus
Supplement, "Business Day" with respect to payments on the Notes means a day that is both (i) a London Banking Day, and (ii) a New York
Business Day (as those terms are defined in the Prospectus
Supplement).

RISK FACTORS

       Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 10-Year CMT Rate, and other events that are difficult to predict and beyond TMCC's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Interest Rate Calculations On The Notes Are Different From
Conventional Debt Securities.

       For the Interest Calculation Periods from and including the Original Issue Date to but excluding the Interest Payment Date on October 24, 2007, the Notes will bear interest at a rate substantially above market rates on the date of this pricing supplement. Thereafter, until October 24, 2010, the interest rate will float as a function of the previous interest rate, 10-Year CMT Rate and the applicable spread deducted. The interest rate in effect with respect to the Interest Calculation Period commencing on July 24, 2010 will remain in effect until Maturity. You should in particular note the following:

*	The essential economic effect of the interest rate structure is that the Notes will pay more interest if the 10-Year CMT
Rate rises during the first year the Notes are outstanding;
however, if the 10-Year CMT Rate were to remain relatively high for a prolonged period, resulting in above-market interest rates on the Notes, TMCC would probably redeem the Notes prior to Maturity.

*	By contrast, decreases in the 10-Year CMT Rate have the
potential to lower subsequent interest rates on the Notes at an accelerated pace because the interest rate after the first four Interest Calculation Periods is a function of the previous rate, and the applicable spread deducted (which is deducted to reach the interest rate) will be increasing. Significant decreases in the 10-Year CMT Rate could result in the Notes paying little or no interest at all for one or more Interest Calculation Periods. For example, if the 10-
Year CMT Rate, which was approximately 4.79% per annum on the date of this pricing supplement, were to be 4.5% for the second Interest Calculation Period and thereafter decline by 0.25% each Interest Calculation Period until it reached 3.0% in the eighth Interest Calculation Period, the interest rate on the Notes for the eighth Interest Calculation Period would be 2.025%.

*	Because the interest rate in effect with respect to the
Interest Calculation Period commencing July 24, 2010 will remain the interest rate until Maturity, you may receive interest at a rate substantially below market rates for an extended period.

Secondary Trading May Be Limited.

       The Notes will not be listed on an organized securities exchange. There may be little or no secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow a holder to trade or sell Notes easily.

The Historical Performance Of The 10-Year CMT Rate Is Not An
Indication Of The Future Performance Of the 10-Year CMT Rate.

       The historical performance of the 10-Year CMT Rate should not be taken as an indication of the future performance of the 10-Year CMT Rate during the term of the Notes. During the Floating Rate Interest Period, changes in the 10-Year CMT Rate will affect the trading price of the Notes, but it is impossible to predict whether the 10-Year CMT Rate will rise or fall.

      The Price At Which The Notes May Be Resold Prior To Maturity Will Depend On A Number Of Factors And May Be Substantially Less Than The Amount For Which They Were Originally Purchased.

       TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, the level of the 10-Year CMT Rate and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

*	Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the 10-Year CMT Rate increases, the market value of the Notes may decrease.

*	The market value of the Notes will likely be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may increase, and if U.S. interest rates decrease, the market value of the Notes may decrease.

The impact of one of these factors, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the volatility of the 10-Year CMT Rate.

UNITED STATES FEDERAL INCOME TAXATION

       The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary primarily concerns U.S. Holders (as defined in the Prospectus Supplement) who purchase the Notes on the Original Issue Date at the Issue Price and hold the Notes as capital assets, and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding the Notes through any such entities.

       The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

       Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation." Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

U.S. Holders

       The Notes will be treated as contingent payment debt instruments and accordingly will be treated as issued with OID. In general, the timing and character of income, gain or loss reported on a contingent payment debt instrument will substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, a U.S. Holder of a Note must include future contingent interest payments in income as that interest accrues based on the "comparable yield" of the Note and differences between projected and actual payments on the Note. Moreover, in general, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary interest income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

       In particular, solely for U.S. federal income tax purposes, the projected payment schedule for the Notes, as set forth in the following table, will consist of a projected payment (each, a "Projected Payment") on each Interest Payment Date and at Maturity.

       					Projected Payment Per $1,000
	Interest Payment Date		Principal Amount at Maturity

        January 24, 2007 			 $    21.25
        April 24, 2007 				 $    21.25
        July 24, 2007				 $    21.25
        October 24, 2007 			 $    21.25
        January 24, 2008 			 $    21.38
        April 24, 2008 				 $    21.39
        July 24, 2008				 $    21.06
        October 24, 2008 			 $    20.57
        January 24, 2009 			 $    19.77
        April 24, 2009 				 $    19.00
        July 24, 2009				 $    18.27
        October 24, 2009 			 $    17.03
        January 24, 2010 			 $    15.82
        April 24, 2010 				 $    14.66
        July 24, 2010				 $    13.52
        October 24, 2010 			 $    12.41
        January 24, 2011 			 $    12.41
        April 24, 2011 				 $    12.41
        July 24, 2011				 $    12.41
        October 24, 2011 			 $    12.41
        January 24, 2012 			 $    12.41
        April 24, 2012 				 $    12.41
        July 24, 2012				 $    12.41
        October 24, 2012 			 $    12.41
        January 24, 2013 			 $    12.41
        April 24, 2013 				 $    12.41
        July 24, 2013				 $    12.41
        October 24, 2013 			 $    12.41
        January 24, 2014 			 $    12.41
        April 24, 2014 				 $    12.41
        July 24, 2014				 $    12.41
        October 24, 2014 			 $    12.41
        January 24, 2015 			 $    12.41
        April 24, 2015 				 $    12.41
        July 24, 2015				 $    12.41
        October 24, 2015 			 $    12.41
        January 24, 2016 			 $    12.41
        April 24, 2016 				 $    12.41
        July 24, 2016				 $    12.41
        October 24, 2016 			 $ 1,012.41

        This projected payment schedule represents an estimated yield (required to equal the "comparable yield") on the Notes equal to 6.25% per annum, compounded semiannually. During the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the interest on the Note that is deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in each daily accrual period will equal the product of this estimated yield (properly adjusted for the daily accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the daily accrual period. In general, for these purposes a Note's adjusted issue price will equal the Note's issue price, increased by the interest previously accrued on the Note and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. If the amount received on the Note on any Interest Payment Date or at Maturity exceeds the applicable Projected Payment, a U.S. Holder will generally be required to include any such excess in income as additional ordinary interest income on the applicable Interest Payment Date. Alternatively, if the amount received on the Note on any Interest Payment Date is less than the applicable Projected Payment, the difference will generally be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which such Interest Payment Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will generally be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the difference that is not treated as an interest offset pursuant to the foregoing rules.

       Upon the sale or exchange of a Note prior to maturity, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any interest previously accrued on the Note by the U.S. Holder, and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. Any taxable gain will be treated as ordinary interest income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note).

       The projected payment schedule (including each Projected Payment) has been determined solely for U.S. federal income tax purposes, and is neither a prediction nor a guarantee of what the actual payment on any Interest Payment Date will be, or that any such amount will even exceed zero. The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each year over the term of the Notes based upon the projected payment schedule for the Notes.

       		Interest per $1,000 Principal
	 Year		Amount at Maturity

        2006			 $ 11.52
        2007 		         $ 61.22
        2008			 $ 59.71
        2009			 $ 58.46
        2010			 $ 58.07
        2011			 $ 58.50
        2012 		         $ 59.06
        2013			 $ 59.66
        2014			 $ 60.30
        2015			 $ 60.97
        2016			 $ 50.34

Foreign Holders

       A Foreign Holder (as defined in the Prospectus Supplement) will not include in gross income for U.S. federal income tax purposes, any amounts with respect to the Notes until the Foreign Holder receives a payment on a Note at Maturity or with respect to a sale or exchange of the Notes. The amount of any such payment that exceeds the Foreign Holder's adjusted tax basis for the Notes will be treated as ordinary interest income and will not be subject to U.S. federal income or withholding tax if the Foreign Holder satisfies the requirements for payments of principal and interest (including OID) on a note set forth in the accompanying Prospectus Supplement under the first bullet point under the caption "United States Taxation -- Material United States Tax Considerations for Foreign Purchasers."

PLAN OF DISTRIBUTION
       Subject to the terms and conditions set forth in a Distribution Agreement dated March 7, 2006 (the "Agreement"), we have agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), and Merrill Lynch has agreed to purchase, all of the Notes offered hereby at 100% of the Principal Amount. Merrill Lynch may allow a discount to other brokers, dealers or agents not exceeding 3.0% of the initial public offering price.

       Under the terms and conditions of the Agreement, Merrill Lynch is committed to take and pay for all of the Notes, if any are taken.